UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)
FINISAR CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Common Stock, par value $0.001 per share
(Title of Class of Securities)

31787A101
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Stephen K. Workman
Senior Vice President, Finance,
Chief Financial Officer and Secretary
Finisar Corporation
1389 Moffett Park Drive
Sunnyvale, California 94089
(408) 548-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Zaitun Poonja, Esq.
Jill Mather Bartow, Esq.
Morgan, Lewis, & Bockius LLP
Two Palo Alto Square
Palo Alto, California 94306
(650) 843-4000
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$3,800,349.42	$116.67***

*	The “transaction valuation” set forth above is based on the Black-Scholes option valuation model, and assumes that all outstanding options eligible for tender covering an aggregate of 14,286,705 shares of common stock of Finisar Corporation will be replaced pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

***	Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

Introductory Statement
This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) that Finisar Corporation filed with the Securities and Exchange Commission (the “SEC”) on December 17, 2007 as subsequently amended by Amendment No. 1 filed with the SEC on December 18, 2007, is the final amendment relating to the Offer to Replace Eligible Options (the “Offer”). The purpose of this Amendment is to report the results of the Offer.

ITEM 4.	TERMS OF THE TRANSACTION
Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following:
The Offer expired at 9:00 p.m. Pacific Standard Time on January 18, 2008. Pursuant to the Offer, Finisar Corporation has replaced outstanding Eligible Options covering 14,196,005 shares of Finisar common stock with New Options. Each New Option has a new grant date and an exercise price per share equal to the lower of (a) the fair market value per share of Finisar common stock on the revised measurement date determined for the Eligible Option for financial accounting purposes and (b) $1.56, the closing selling price per share of Finisar common stock on the January 18, 2008 expiration date of the Offer. In addition, the participants whose Eligible Options have been so replaced have received restricted stock units covering 301,197 shares of Finisar common stock in the aggregate to compensate them for the higher exercise prices per share in effect for their New Options.
However, to the extent one or more tendered Eligible Options had exercise prices per share at or above the closing selling price per share of Finisar common stock on the expiration date of the Offer, each such Eligible Option was canceled and immediately replaced with a New Option that is the same as the canceled option, including the same exercise price per share and no change to the expiration date, but with a new grant date.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO is true, complete and correct.

FINISAR CORPORATION
By:	/s/ Stephen K. Workman
Stephen K. Workman
Senior Vice President, Finance, Chief Financial Officer and Secretary

Date: January 22, 2008